

April 16, 2014

Via E-mail
Peter Leys
Executive Chairman
Materialise NV
Technologielaan 15
3001 Leuven
Belgium

Re: Materialise NV
Registration Statement on Form F-1
Filed April 2, 2014
File No. 333-194982

Dear Mr. Leys:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Table of Contents

1.   We note your response to comment 10 in our letter dated March 21, 2014. However, we are concerned that the language continues to imply that the information in agreements you have filed as exhibits to the registration statement does not constitute public disclosure under the federal securities laws. Please revise to remove this implication, or to caution readers that the information in the exhibits should be read in conjunction with the disclosures in the prospectus and other filings that the company makes with Commission.

Prospectus Summary, page 1

General

2.   We note your response to comment 12 in our letter dated March 21, 2014. We previously
        requested a more balanced presentation of your competitive strengths, rather than merely
        listing generalized risk factors at the end of this section. Your disclosure still does not
        integrate and include the balanced discussion as requested. Please further revise your
        prospectus summary disclosure. For example, in the Risk Factors, you discuss the
        intense competition for senior management and key employees in your industry and that
        you cannot guarantee that you will be able to retain your personnel or attract new,
        qualified personnel. You discuss your "visionary founder and experienced management
        team" as a competitive strength in your summary section without qualification that only
        some of the members of your senior management are subject to non-competition
        agreements, which may also be difficult to enforce. Rather than include a generalized
        risk factor at the end of your summary section regarding your dependence on the
        knowledge and skills of senior management and your potential inability to retain,
        motivate and recruit qualified personnel, consider whether a reference to the intense
        competition for qualified personnel in your industry should accompany your statements
        about your experienced management team.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
60

Results of Operations, page 64

3.   We note your response to comment 20 in our letter dated March 21, 2014. Please expand
        your discussion and analysis of your operating results to provide investors with quantified
        information for each material factor disclosed as impacting revenues and your other line
        items comprising income from continuing operations. This will allow investors to
        understand the extent to which each factor contributed to the change in revenues and your
        operating results. Please refer to Item 5.A. of Form 20-F and Section 501.12.b.3 of the
        Financial Reporting Codification for guidance.

Description of Share Capital, page 122

4.   We note that you have qualified your discussion by reference to the Belgian Company
        Code and the DGCL. Please note that you may qualify information in your prospectus by
        reference to information outside the prospectus only where provided in the appropriate
        form. Please see Rule 411(a) of Regulation C.

3 Summary of Significant Accounting Policies, page F-9

Revenue recognition, page F-17

5.   We note your response to comment 41 in our letter dated March 21, 2014. Please expand
        your disclosures for your collaboration agreements to include your policy for determining
        whether the elements of these agreements, exclusive of the other revenue components
        that are on demand, can be recognized separately or as a bundle and how you recognize
        the corresponding fees for these arrangements. Please also disclose the lengths of these
        collaboration agreements.

5 Goodwill, page F-24

6.   We note that your Germany CGU is an aggregate of all three of your reportable
        segments. It is unclear how your identification of this CGU and testing of the
        corresponding goodwill is consistent with the guidance in IAS 36.80(b), which notes that
        a CGU or group of CGUs is not to be larger than an operating segment per IFRS 8.5.
        Please advise.

17 Segment Information, page F-40

7.   We note your response to comment 46 in our letter dated March 21, 2014. Please expand
        the referenced disclosure also provided in response to comment 50 in our letter dated
        March 21, 2014, to clearly identify revenues recognized for the sale of goods, for the
        rendering of services, and royalties. Please refer to IAS 18.35(b) for guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　　Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

　　　　You may contact Tracey Smith, Staff Accountant at (202) 551-3736 or Alfred Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc:　　Via E-mail
　　　　Alejandro E. Camacho, Esq., Clifford Chance US LLP